Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

PerFIcT Inc.
1942 Overland Ave Apt #3
Los Angeles, CA 90025
WeStriveApp.com

Up to $38,775.00 in Common Stock at $15.00
Minimum Target Amount: $9,990.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: PerFIcT Inc.
Address: 1942 Overland Ave Apt #3, Los Angeles, CA 90025
State of Incorporation: DE
Date Incorporated: November 09, 2017

Terms:

Equity

Offering Minimum: $9,990.00 | 666 shares of Common Stock
Offering Maximum: $38,775.00 | 2,585 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $15.00
Minimum Investment Amount (per investor): $240.00

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Perks*

$360 — (For personal trainers) If you invest $360 you will receive access to WeStrive online training without having to pay the monthly fee for the rest of your life.

$1,005—If you invest $1,005, you will receive an owner's account. This means that you'll have a green checkmark next to your name and all of the hundreds of programs will automatically be unlocked for you. Get fit...for life!

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

PerFIcT Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Common Stock at $15 / share, you will receive 11 Common Stock shares, meaning you'll own 11 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

PerFIcT Inc. is the company that owns WeStrive & the WeStrive mobile app. WeStrive provides a platform for personal trainers to run their entire training business from our website and mobile app. Trainers can sell fitness programs, work with their clients, track their schedule, and so much more! As an exerciser, you have a marketplace of fitness programs at your disposal. You also have the option to upgrade to private training and find a personal trainer of your own.

Competitors and Industry

We have competitors in the mobile app personal training program space but to the best of our knowledge, none of them allow for as many options as we offer. We believe WeStrive is currently the first personal training marketplace that allows any certified personal trainer to sell on our app. In regards to online private training, we definitely have competitors but based on our research those competitors consistently fail to update their platforms. We've watched for years as our competition ignores what their audience asks for and we're finally ready to change the game for personal trainers and exercisers alike.

Current Stage and Roadmap

Our team has changed the name of the app to 'WeStrive'. We've already raised a vast majority of our funding so our platform is almost done. We already have our current app on the app store as 'PerFIcT' and we've completed over 350 screen designs for our mobile app and website app update. The development is about 45% through and we'll be using this round of funding to fund the completion and promotion of our new update.

The Team

Officers and Directors

Name: Cory Faulkner

Cory Faulkner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Founder, Sole Director
  Dates of Service: November 09, 2017 - Present
  Responsibilities: Run the company

Other business experience in the past three years:

- **Employer:** Yard House

Title: Server
Dates of Service: June 25, 2017 - May 01, 2018
Responsibilities: I worked here as a server from June 2017 until May 2018

Other business experience in the past three years:

- **Employer:** Uber/Lyft
  Title: Driver
  Dates of Service: September 05, 2017 - Present
  Responsibilities: Cory drives for Lyft & Uber to help pay rent and help fund the app. He has driven on and off since September of 2017.

Other business experience in the past three years:

- **Employer:** Surfside Restaurant
  Title: Server
  Dates of Service: June 01, 2018 - Present
  Responsibilities: Cory has worked here since June of 2018 and still works here.

Other business experience in the past three years:

- **Employer:** Bonefish Grill
  Title: Bartender
  Dates of Service: March 15, 2016 - June 01, 2017
  Responsibilities: Server/Bartender for a little over a year.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to

enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or

operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

PerFIcT Inc. was formed on 11/09/2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once

our directors determine that we are financially able to do so. PerFIcT Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that StriveCoach is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on PerFIcT Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on PerFIcT Inc. could harm our reputation and materially negatively impact our financial condition and business.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Cory Faulkner	50,001	Common Stock	56.962

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,585 of Common Stock.

Common Stock

The amount of security authorized is 100,000 with a total of 87,780 outstanding.

Voting Rights

1 vote per 1 share

Material Rights

9,376 shares of previously issued Common Stock have been returned to the company Treasury.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $23,940.00
  Number of Securities Sold: 1,596
  Use of proceeds: To develop our app that launched in June of 2018
  Date: February 17, 2018
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $28,665.00
  Number of Securities Sold: 1,923
  Use of proceeds: To being the development and update of our new private online training platform
  Date: September 28, 2018
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $15,000.00
  Number of Securities Sold: 5,000
  Use of proceeds: Ian Bouchard invested in PerFIcT Fitness LLC to help with our

original Kickstarter Campaign and to also help launch our first fitness app
Date: May 01, 2016
Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $3,000.00
  Number of Securities Sold: 1,000
  Use of proceeds: Max Christman invested and this was money used to help launch our first app.
  Date: November 01, 2016
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $3,000.00
  Number of Securities Sold: 1,500
  Use of proceeds: Brandon Soderman invested and this was money used to help launch our first app.
  Date: November 01, 2016
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $5,000.00
  Number of Securities Sold: 2,000
  Use of proceeds: Faith Cowgill invested and this was money used to help launch our first app.
  Date: June 15, 2016
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $5,000.00
  Number of Securities Sold: 2,000
  Use of proceeds: Tucker Harmon invested and this was money used to help launch our first app.
  Date: June 15, 2016
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1.00
  Number of Securities Sold: 2,000
  Use of proceeds: Sean received 2,000 shares for being one of the earliest members of PerFIcT Inc. and helping out with all parts of the business.

Date: September 15, 2017
Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1.00
  Number of Securities Sold: 55,000
  Use of proceeds: Cory Faulkner is the founder of PerFIcT Inc., has invested $60,000+ over the years and has slowly diluted himself from 100% equity as the company has grown over time.
  Date: July 15, 2015
  Offering exemption relied upon: Founder

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1.00
  Number of Securities Sold: 750
  Use of proceeds: Diego Anaya receives 750 shares in exchange for allowing PerFIcT Inc. to use his gym for hundreds of hours of photo shoots, video shoots, design work, and more.
  Date: September 15, 2016
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1.00
  Number of Securities Sold: 3,000
  Use of proceeds: Cy Zellner receives 3,000 shares for being one of the first team members of PerFIcT Inc..
  Date: July 15, 2015
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $10,000.00
  Number of Securities Sold: 2,321
  Use of proceeds: Taylor Harvey's investment went towards furthering the PerFIcT App's development and designs.
  Date: June 20, 2017
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $2,000.00
  Number of Securities Sold: 400
  Use of proceeds: Armando Bendito's investment went towards furthering the

PerFIcT App's development and designs.
Date: September 20, 2017
Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $4,000.00
  Number of Securities Sold: 320
  Use of proceeds: Erick Rayne's investment went towards furthering the PerFIcT App's development and designs.
  Date: July 05, 2018
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $2,500.00
  Number of Securities Sold: 200
  Use of proceeds: Steven Warner's investment went towards furthering the PerFIcT App's development and designs.
  Date: October 24, 2018
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1.00
  Number of Securities Sold: 250
  Use of proceeds: Amir Eldar receives advisory shares
  Date: January 21, 2019
  Offering exemption relied upon: Advisory Shares

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1.00
  Number of Securities Sold: 7,000
  Use of proceeds: 7000 Shares went to StartupSoft for their work with PerFIcT Inc. through development and design throughout 2017-Present Day
  Date: May 16, 2018
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes

appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Over the years we have consistently operated in a loss due to the fact that we have been researching/developing our app for several years. There have been no changes in revenues since we've had no revenue. Expenses have varied based on app launches, development/design costs, freelance expenses, etc.. In 2015-Mid 2018 we were developing our MVP app and the launch finally occurred in June of 2018. The app has given us a solid background moving into our huge update with online private training (the purpose of this campaign).

We spent most of 2017 rebuilding after the launch of our first initial app as PerFIcT LLC. We raised additional capital and began working with StartupSoft in August of 2017 to build our new app. Throughout 2018 all of our investment raised went towards app design & development. As previously stated, the app launched in June and we've been working on the online private training update ever since. The bulk of our investment still goes into development & design.

We expect expenses to continue to remain the same and revenues will start to come in as soon as the private training update is released.

Historical results and cash flows:

Investors should definitely not expect the future to look anything like our past. Our past was years of R&D and early on mistakes that every typical early-stage founder experiences. Our team has learned years of lessons on budgeting, design, development, and so much more. We believe we will be able to start generating revenue once we are able to release our new update. In regards to expenses, the expenses will increase as we grow. With growth and the generation of revenue, will come more staff, more server space, and a several additional growth related expenses.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
We have $2,250 in the bank since all our money has gone towards development. The cash we'll have will be from whatever we raise through this campaign.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital

resources available?)

These funds are critical to our company operations. We could continue without them but the app would take at least 2-3 months longer to finish development.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

They aren't 100% necessary but they are necessary if we want to launch the app/website update before May of 2019.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We'll be able to launch the app by May if we raise the minimum amount. Our development/design work is outsourced so we keep our expenses very low. The rest of our expenses are variable and based on the number of users we have on the app (example: server space, customer service, marketing).

How long will you be able to operate the company if you raise your maximum funding goal?

We will be able to run the company for 6-8 months (depending on how much money we put into marketing).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

If we need to raise additional funding we'll do an additional StartEngine round. We also have other interested parties that are looking to invest.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $1,316,700.00

Valuation Details:

We selected our companies valuation based on our previous investments, the time invested in our platform, and the technology we've created. In regards to previous investments, we've already raised over $50K at valuations of $1.3M & $1.4M.

In reference to time invested, our company has spent years building this platform, building the number of personal trainers to over 350, and building our team. Finally, our tech brings a lot of value to the table. Our technology has been constantly updated & re-designed to constantly improve it. We believe there is value in the back-end CRM tool we've created for our trainers and also the in-app marketplace tech we've built. The CRM tool also has the potential to eventually be used by chiropractors, nutritionists, health coaches, and more.

Use of Proceeds

If we raise the Target Offering Amount of $9,990.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  94.0%
  If we only raise $10K, 100% of the funding will go towards app development to help complete our project.

If we raise the over allotment amount of $38,775.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  78.0%
  If we raise our full funding goal then around $30,000 will go towards finishing the app/web development and design and continued maintenance. The project is almost complete and these additional funds will help us launch our app/website even faster.

- *Marketing*
  16.0%
  Marketing and promoting our app will be a huge part of our plan. We have commercials we want to film and social media marketing we want to implement as a huge part of our campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or

directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at WeStriveApp.com (Strivecoach.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/strive

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR PerFIcT Inc.

[See attached]

I, <u>Cory Faulkner</u>, the CEO of PerFIcT Inc., hereby certify that the financial statements of PerFIcT Inc. and notes thereto for periods beginning November 9, 2017 and ending December 31, 2017 and notes thereto for periods beginning January 1, 2018 and ending December 31, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.

For the year 2018 the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 12/31/2018.

Cory Faulkner   (Signature)

<u>CEO/Founder</u>   (Title)

<u>03/12/2019</u>   (Date)

PerFIcT, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR YEARS ENDED DECEMBER 31, 2018 AND 2017

PerFIcT, Inc.
Index to Financial Statements
(unaudited)

	Pages
Balance Sheets as of December 31, 2018 and 2017	4
Statements of Operations for the years ended December 31, 2018 and 2017	5
Statements of Stockholders' Equity the for years ended December 31, 2018 and 2017	6
Statements of Cash Flows for the years ended December 31, 2018 and 2017	7
Notes to the Financial Statements	8-10

PerFIcT, INC.
BALANCE SHEETS
DECEMBER 31, 2018 AND 2017
(unaudited)

	December 31, 2018	December 31, 2017
ASSETS		
Current Assets		
Cash	10,415	-
Total Current Assets	10,415	-
TOTAL ASSETS	$ 10,415	$ -
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities	-	-
Long Term Liabilities	-	-
Total Liabilities	-	-
Equity		
Common Stock, par value $15, 100,000 shares authorized, 96,906 and 92,867 issued and outstanding in 2018 and 2017 respectively.	1,453,590	1,393,005
Additional Paid In Capital-Common Stock	-	-
Subscription Receivable	(1,368,341)	(1,367,041)
Retained Earnings	(25,964)	-
Net Income	(48,870)	(25,964)
Total Equity	10,415	(0)
TOTAL LIABILITIES & EQUITY	$ 10,415	$ (0)

PerFIcT, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

	December 31, 2018	December 31, 2017
Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit	-	-
Expense		
Advertising and Marketing	1,028	5,332
General and Administrative Expenses	11,711	9,569
Research and Development	36,131	11,063
Total Expense	48,870	25,964
Operating Income	(48,870)	(25,964)
Other Income	-	-
Other Expense	-	-
Tax Expense	-	-
Net income	**$ (48,870)**	**$ (25,964)**


PerFIcT, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)


	Common stock		Subscription Receivable	Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount				
			$	$	$	$
Inception (November 9, 2017)	-	$ -	-	-	-	-
Issuance of Founders Shares	92,867	1,393,005	(1,367,041)	-	-	25,964
Distribution	-	-	-	-	-	-
Net income (loss)	-	-	-	-	(25,964)	(25,964)
Balance at December 31, 2017	92,867	1,393,005	(1,367,041)	-	(25,964)	(0)
Contribution	4,039	60,585	(1,300)	-	-	59,285
Distribution	-	-	-	-	-	-
Net income (loss)	-	-	-	-	(48,870)	(48,870)
			$	$	$	
Balance at December 31, 2018	**96,906**	**$ 1,453,590**	**(1,368,341)**	**-**	**(74,834)**	**$ 10,415**

PerFIcT, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

	December 31, 2018	December 31, 2017
Cash flows from operating activities		
Net income	$ (48,870)	$ (25,964)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Net Cash Provided By Operating Activities:	**(48,870)**	**(25,964)**
Cash flows from Financing activities		
Common Stock	59,285	25,964
Contribution	-	-
Net cash received from Financing Activities	**59,285**	**25,964**
Net (decrease) increase in cash and cash equivalents	10,415	(0)
Cash and cash equivalents at beginning of period	(0)	-
Cash and cash equivalents at end of period	**$ 10,415**	**$ (0)**
Non Cash Investing and Financing Activities:		
Subscription Receivable	$ 1,368,341	$ 1,367,041

NOTE 1 – NATURE OF OPERATIONS

PerFIcT INC. files a DBA on 02/09/2019 to operate under the name **WeStrive**.

Corporate Structure Change: 11/09/2017. PerFIcT Fitness LLC changed its corporate structure to become **PerFIcT INC.**

PerFIcT, INC. was formed on [11/09/2017] ("Inception") in the State of **DE**. The balance sheet of **PerFIcT INC.** (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in **Los Angeles, CA**.

PerFIcT INC._____ PerFIcT is a social platform that allows personal trainers around the world to sell fitness programs and work with clients all from their smartphone. Friends and family can find fitness programs that meet their needs, track their progress through our journal, and share their results on social media.

PerFIcT INC._____ PerFIcT was previously known as PerFIcT Fitness LLC, a company in **WA**. The company was in existence from June-2015 until November 2017

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from The WeStrive App transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of

America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized 100,000 shares of our common stock with a par value of $15. Of those shares, 87,780 are issued.

NOTE 5 – Debt

The company currently does not have any debt.

5 – SUBSEQUENT EVENTS

Corporate Structure Change: 11/09/2017. PerFIcT Fitness LLC changed its corporate structure to become PerFIcT Inc.

Issuance Of Stock: 02/20/2018. Start Engine investors received 1596 shares of PerFIcT Inc. at an investment of $23,940.

Dilution Of Stock: 05/10/2018. Cory Faulkner diluted himself by 7,000 shares in order to forgo the shares to StartupSoft.

Issuance Of Stock: 05/16/2018. StartupSoft received 7000 shares of PerFIcT Inc. in exchange for their work in developing & designing the PerFIcT App.

Issuance Of Stock: 07/02/2018. Erick Raynes received 320 shares of PerFIcT Inc. at an investment of $4,000.

Issuance Of Stock: 09/28/2018. Start Engine investors received 1923 shares of PerFIcT Inc. at an investment of $28,665.

Issuance Of Stock: 10/24/2018. Steven Warner received 200 shares of PerFIcT Inc. in exchange for his assistance working with PerFIcT Inc. and for his investment of $2500.

Issuance Of Stock: 01/23/2019. Amir Eldar received 250 shares of PerFIcT Inc. in exchange for his

advisory work with PerFIcT Inc..

Dilution Of Stock: 02/09/2019. Cory Faulkner diluted himself by 9,376 shares. His current share total is 50,001. There are now 12,220 authorized non-issued shares within PerFIcT Inc..

The Company has evaluated subsequent events that occurred after [11/09/2017] through [02/10/2019]. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

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♡

WeStrive

Personal Training
SAAS/Marketplace
Model

● Small OPO   🏠 Los Angeles, CA
🏷 Business to Business
📍 Accepting International Investment



Overview   Team   Terms   Updates   Comments   **Share**

Be a part of the future of personal training

Invest in WeStrive

WeStrive **(formerly the PerFIcT App)** all started off as an idea several years ago. The idea was to create a platform where anyone on the planet could log into an app and find the best program suited to their needs. The app finally launched in June of 2018 and it did just that. A few weeks after our launch we had thousands of downloads but realized we would have to pivot in order for our team and our trainers to make a sustainable income. This led to online private training. Online private training had always been a huge piece we wanted to add and we decided it was time to get to work on adding this vital piece to our business plan.

Since then we've spent months designing and developing the new update in order to build the best possible system for our trainers and their respective clients.

Online private training is booming right now. Search





4 Main Ways Exercisers Can Use WeStrive

Images are actual product. App is currently live.

1 Marketplace

Online private training is booming right now. Search through Instagram and try to find a personal trainer that doesn't have a link to a website or document where they offer private training plans. Private training involves selling your personal training workouts, fitness information, and nutrition programs to prospective clients. The clients receive exercises, sets, reps, rest times, exercise info, and much more.

We believe that these websites and Excel documents are unorganized, outdated, and inconvenient to use for both the trainer and the client...we plan to change that. We constantly see our competitors release updates that do nothing to benefit trainers and consistently neglect to add the key features that trainers truly need.

WeStrive offers the following services for trainers:
-**Client Management:** This includes the uploading of clients and overall tracking of their progress, payments, and more.
-**Payment System:** We handle all payments from clients through Stripe (the same payment system used by companies like *Uber* & *Lyft*)
-**Program creator:** Trainers have access to our 1500+ exercise photos/videos, they can create supersets & circuits, and have free reign to create whatever fitness programs they choose. Our system takes their text-based programs and converts them into an interactive and swipe-able interface in our mobile app.
-**Progression Tracking:** All trainers can track their client's progress for bodyweight, daily workout journal, body-progress photos, daily nutritional data, and weightlifting growth.
-**Marketplace sales:** Certified trainers can also sell fitness programs on a marketplace through our mobile app in order to earn an additional income.

At WeStrive, we believe we are the future of fitness and personal training. We've spent years working with personal trainers, gym owners, and exercisers in order to create what we think is the most well-rounded fitness platform on the planet. We have big plans for the future and will continue to expand our features and revenue streams.

Let's Strive together.
Will you Strive?

Exercisers answer questions about their **training style**, the **days of week** they want to train, how much **time** they have each day, **experience** level, and more. Our app sorts through thousands of programs to find the best fitness plan for them.

2 Private Training

WeStrive is the only platform that allows exercisers to apply to train with any personal trainer that they want to work with. Once approved, they become a client of that trainer. Clients can track all their billing/training info from the website and all the workouts/progress from the mobile app.

3 Self-Guided

Through the WeStrive workout journal, exercisers are able to record all their workouts and also track how their weightlifting is progressing. We are predicting that a lot of users will use the journal for a short period of time and then purchase a program from the marketplace as soon as they hit a plateau.

4 Social Fitness

The WeStrive app is a social fitness platform. Exercisers and trainers can add each other, post on the social feed, follow the same programs, and more!





Images are computer generated mock-ups. Platform update is still currently under development.

The Offering

Investment

$15/share of Common Stock | When you invest you are betting the company's future value will exceed $1.3M.

Perks*

$360+ — (For personal trainers) If you invest $360 you'll receive access to WeStrive online training without having to pay the monthly fee for the rest of your life.

$1,005+ — If you invest $1,005 you will receive an owner's account. This means you'll have a green checkmark next to your name and all of the hundreds of programs will automatically be unlocked for you. Get fit...for life!

All perks occur after the offering is completed.

Where we are and Where we're going



PerFIcT 9+
Personal Trainer for Fitness
Cory Faulkner
★★★★★ 5.0, 245 Ratings
Free · Offers In-App Purchases

Our current app and website host close to 500 fitness programs from over 350 personal trainers and we've done it all with small rounds of friends and family investment. The 5-Star app and personal trainer list just go to show how well our company has been able to stretch a dollar.
The launch of PerFIcT went well and we realized very quickly how essential this online private training update was going to be. Our users love the current app we have on the app

Our current update is very close to completion. As of February 1, 2019, we have over 400 screen designs for our updated website, we're 25% through designing the new app update, and about 45% through with development.

to be. Our users love the current app we have on the app store but there is no true connection with the trainer. With the addition of online training, our trainers will truly be able to grow their business and work with any client from around the world...all from one app and website.
To clarify, our mobile app, *PerFIcT*, is currently on the IOS/Android store. Our update to *WeStrive* will completely improve the mobile interface for both IOS/Android and add online private training to our platform.

We invest our money and time primarily into design and development so that we can have the best possible product on the market. This funding round will help add the final touches to truly help separate us from the competition. Everything from the login screen to the settings page has been analyzed and updated to bring a better UX/UI flow to all of our users.





Why the switch to WeStrive?

PerFIcT has been the name of our company and app for years. We finally realized that it was time for a change. While the name is unique and fun, it's obviously spelled wrong which leads to more struggles than it does benefits.
We also wanted to eliminate the word 'fit' from our company and app name. It hasn't been addressed in this campaign but we have long-term goals that venture outside of the fitness industry. We see a future where our back-end SAAS (Software As A Service) model is utilized for massage therapists, chiropractors, team sports coaches, and much more.
We selected WeStrive because it's a phrase we found our team constantly saying. We strive to become the best fitness platform and strive to live healthier lives. WeStrive is the perfect fit for our company and mission.

Everyone Wins

WeStrive

How WeStrive Makes Money

1 Online Training

Our company earns up to $25/month per trainer for the subscription and .06% of sales. The sales number will increase as we increase our overall revenue and can negotiate better deals with vendors.

- 1 Client = $5/Month
- Each additional client adds $5/Month



Images are actual product. Development for client dashboard is complete.

How Our Trainers Make Money

1 Online Training

Trainers pay a monthly fee to use WeStrive. Our platform allows them to

until you reach 5 clients at $25/Month

② In-App Marketplace

WeStrive earns **5%** of every fitness program sold on Apple and **30%** of every program sold on Android.

Apple charges a 30% fee to sell on their platform whereas Android allows us to use a 3rd party vendor.

③ Future Revenue

Nutrition

In mid-late 2019 we will begin adding an entire nutritional concept to our app to supplement the fitness programs and training. WeStrive will earn a percentage on Nutritional sales from the new Nutrition marketplace and from online training.

Advertisement, In-Person Training, & More

WeStrive has big plans for the future. We have a lot of options to expand on our revenue channels and we plan to do so beginning in 2020.

WeStrive. Our platform allows them to run their entire business through our website and app. Once they pay the fee, they're able to bill clients using our system, create programs, track progress, and more.

② In-App Marketplace

Certified trainers take the programs they have in Excel, PDF, notes, etc. and upload them to our back-end software. Our system turns their boring text files into an interactive workout which is then uploaded to the WeStrive App. Trainers make **65%** of whatever is sold on the app and pay no fees to add their programs to the marketplace.

Why Trainers Love Us



WeStrive trainers can build any program they want with our interactive program builder

Images are computer generated mock-ups. Platform update is still currently under development.

Images are computer generated mock-ups. Platform update is still currently under development.







Marketplace

We are the **only** fitness program marketplace



Client Manager

Organize/Track in-person and online clients...all in one place



Payments

We use the best payment system there is...no more worrying about payments.



Dual Income

Discover two different forms of revenue



Progression Tracking

Track bodyweight, daily journals, weightlifting growth, progress photos, and more!



5-Stars

Enjoy our highly-rated 5-Star website & App

Program Builder

We encourage you to find a better program builder in the industry...we're waiting

Email Notifications

Receive updates when a program is due or a payment is missed

Design & Functionality

Revolutionary designs for both trainers and clients



Free Clients

Our social app helps trainers discover new clients



Mirror Interface

The trainer/client interface is almost identical to make communication easier.

We Listen



We've heard all the complaints across the fitness industry and we listened. This platform was created in the image of our trainers and exercisers. Each and every page has been reviewed and designed with our users in mind and we'll continue listening as we grow.

Our Market and Industry



According to our research, the personal training industry has been growing for years and we believe it's not going to slow down any time soon.



Fitness has changed over the past several years. In-person training is still a huge element of the fitness world but online personal training has started to slowly dominate the market. As stated previously, if you go on Instagram right now and type in 'personal trainer' in the search bar you'll have a hard time not finding a trainer who's trying to work with you online. Our app has over 350 personal trainers already on board and each one of them has their own Instagram or Facebook account to try and create online sales. The problem is that they are still using Excel/PDFs or some random web page to run their online training business.

Through WeStrive, our goal is to capitalize on every trainer that's either trying to get into online training or currently trains online. We're confident that our platform can save trainers time, money, and countless hours of frustration.

When we first set out to build this training platform the number one thing trainers would tell us is they need more time in the day. The main problem right now is that a lot of our competitors don't listen to their audience. Often times they end up creating systems that might even slow down a trainer's workflow instead of providing them the extra time in their day they desire. With WeStrive, we've spent years speaking with and listening to our trainers and we can't wait to show them the incredible personal training hub that we've created.

What Makes Our Team Special



One of the key differentiators for WeStrive is the team behind all the creative ideas and designs. Our design and development team, *StartupSoft*, has an ownership stake in WeStrive and there isn't a better team on Earth that we could ask for. Having them on board with an ownership stake means that we pay about 15-20% for development/design work and save 100's of thousands of dollars long-term. It also means that they truly care how the product works and constantly produce absolutely stunning work for us.

We've also grown recently by bringing on board three new advisors to our team. Each advisor brings priceless experience to WeStrive and we couldn't be more excited to have them with us. *There are a lot of other potential advisors we might be bringing into the fold throughout 2019.*

Our founder also created a podcast recently (launching in March 2019) in order to inspire our audience, bring more users to our app, and increase our overall reputation for

WeStrive. Thus far, our CEO has interviewed some astounding people and we couldn't be more excited for where this is going to take us. WeStriveApp.com/podcast.

Invest in Our Company Today!

Invest in WeStrive if you want to be a part of a company that listens and never stops working.

For the same reason we removed the word 'Fit' from our name (referring to the PerFIcT App), we want to be known as more than just a workout app. We will soon add nutrition, location-based training, and eventually, we want to work with other health fields. We believe we can expand to work with chiropractors, health coaches, massage therapists, and more. Our team has created a unique CRM tool and social platform so why stop at fitness?



SuperSet
Build Your Body
Week 1
Week 2
Week 3
Week 4
Day 1
Day 2
Day 3
Day 4
Day 5
Day 6
Round 6
Dumbbell Clean
00:06
Edgar2008

When you invest in WeStrive you're investing in a team that doesn't quit and a team that has expansion plans for years to come. Become a part of the future of personal training, social fitness, and so much more.

July 2015

PerFIcT Launches

Cory Faulkner begins brainstorming ideas to create the PerFIcT Fitness App

May 2016

KICKSTARTER

Successful Kickstart

January 2017



Launch of PerFIcT Prototype App

The 1.0 Prototype version of the PerFIcT Fitness App launches with 1100 testers, 100 trainers, and great reviews.

August 2017

February 2018

PerFIcT raises $23,940 on StartEngine

PerFIcT raises funding through StartEngine to finish building our app.

June 2018

perfict.App

The PerFIcT

September 2018

PerFIcT StartEngine Round 2

PerFIcT raises an additional $28,665 to build our online private training platform.

March 2019

May 2019

We Strive

WeStrive Launch

After years of design, developing, updating, changing, and creating...our amazing training platform is finally ready for launch. (ANTICIPATED)

Campaign

PerFIcT raises $22,700 through Kickstarter. These funds are applied to the creation of our prototype mobile app.



PerFIcT partners with StartupSoft

PerFIcT partners with the development/design company StartupSoft to begin working on the world's greatest fitness app.

App Launches

After years of brainstorming, recruiting trainers, growing our team, and doing everything we can to build the world's greatest fitness app...our platform finally launches.

WeStrive hosts our funding round #3

WeStrive plans to raise funding to finish the development of our new app and online private training platform.

Meet Our Team



Cory McKane Faulkner

CEO, Founder, Director

After graduating from Eastern Washington University in 2015 with a BA in Accounting, Cory continued his career at Northwestern Mutual from the internship he had while in college. At the beginning of 2016, Cory decided he would leave his career as a Financial Representative to pursue the app full time. Cory has been heavily involved in the fitness industry for years and has been the CEO and a member of the Board of Directors since this idea formed back in 2015.





Sean Daly
Branding

Sean worked in the role of Business Development at Mushi Digital in Los Angeles from March 2014-December 2014. He left Los Angeles to move to Spokane, WA and accepted a role in Strategic Partnerships at Uxilliary, a Web/App development company. After a few months at Uxiliary Sean landed a dream job at TBWA/Chiat/Day back in Los Angeles. Here, Sean worked on the Advertising for companies such as Southwest Airlines, Gatorade, and Twitter through his eventual role as an Associate Brand Manager. After almost two years at TBWA/Chiat/Day, Sean accepted a higher roll at the Advertisement company, Deutch, and has been working there ever since as an Account Executive for the Uber account. Sean is a branding expert with experience advertising for companies like Uber, Twitter, and Gatorade. Sean has been our branding lead and a member of the Board of Directors since the PerFIcT App idea hatched on July 15th, 2015.





Mary Dusan
Project Manager

Mary handles StartupSoft's day-to-day design/development of WeStrive. She does an outstanding job updating our team on the progress of the app as well as adding design ideas of her own.





Cy Zellner
Marketing

Cy Zellner managed a gym in East Wenatchee, WA for three years out of High School while taking Community College classes. He left the gym in 2015 to finish off his degree at Eastern Washington University in Marketing which he finishes during the 2018-2019 school year. Cy has been involved with every aspect of the app since its inception, is our in-house photographer, and has years of gym management experience. He is involved in everything from the photos, videos, articles, and more that are uploaded to the app. Cy has been our marketing guy since the idea hatched on July 15th, 2015.





Olya Moroziuk
UX/UI Lead

Olya handles all of our UX/UI design for the app and handles the vast majority of our web designs. Without her the app and website would be nothing.





Alex Vasylyk
App Development Lead

Andrew has years of experience working as the CTO of tech companies and is the Co-Founder of Safari Juice Inc. and StartupSoft.





Amir Eldar
Business/Marketing Advisor

Amir is the newest member to our team and he's definitely one of the most experienced. He has held senior roles with Amazon and consulted for Jay-Z, Rihanna, and more.





Oksana Liutak
UX/UI Advisor

Oksana has spent years working in the mobile and web design field. If we need any help figuring out how a design should look we always go to her.



<h1>Offering Summary</h1>

Company	:	PerFIcT Inc.
Corporate Address	:	1942 Overland Ave Apt #3, Los Angeles, CA 90025
Offering Minimum	:	$9,990.00
Offering Maximum	:	$38,775.00
Minimum Investment Amount (per investor)	:	$240.00

<h1>Terms</h1>

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	666
Maximum Number of Shares Offered	:	2,585
Price per Share	:	$15.00
Pre-Money Valuation	:	$1,316,700.00

Maximum subject to adjustment for bonus shares. See 10% Bonus below


Perks*


$360 — (For personal trainers) If you invest $360 you will receive access to WeStrive online training without having to pay the monthly fee for the rest of your life.

$1,005—If you invest $1,005, you will receive an owner's account. This means that you'll have a green checkmark next to your name and all of the hundreds of programs will automatically be unlocked for you. Get fit...for life!


*All perks occur after the offering is completed.


<u>The 10% Bonus for StartEngine Shareholders</u>

PerFIcT Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Common Stock at $15 / share, you will receive 11 Common Stock shares, meaning you'll own 11 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

<h1>Irregular Use of Proceeds</h1>

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow WeStrive to get notified of future updates!

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1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Commercial-45 Seconds: WeStrive

We Don't Strive For Perfection

We Demand It

Always Asking

What's Next

Certified Trainers

Tailored Programs

WeStrive

Our Story Video: PerFIcT App

Cory Faulkner: I think the difference between a good business and a great business is that a great business not only knows how to make the most money, it also knows how to help the most people. This journey started two years when I noticed I had so many friends and family in my life that would go to the gym but didn't really know what to do once they got there. They would tell me that they would just Google something for a workout or they used the same workout they used in college or they'd tell me that they just honestly go to the gym, get on the treadmill, and leave. I set out to find a way to bring personal trainers and the people who work out together on one platform, and that's how PerFIcT was born.

Sean Daly: Cory is constantly asking himself, on a daily basis, really. What's new? What's interesting? You know, what's different? He hasn't created an app, he hasn't even created a platform. He's created opportunities.

Cory Faulkner: I actually gave up early on with this idea. I built this garbage website on my own, had about 50trainers on board. I spent months typing in programs, and then we finally launch and I made like 40 bucks. I was completely devastated and basically gave up. Two months later I bumped into this guy at the gym and he said, "Hey Cory"… "Andrew?" And I was like, "dude, you look awesome!" And he goes, "yeah, man I've been using the programs on your app". And it just hit me right there and I realized that these programs actually work, I just built a really bad website to host them on.

Sean Daly: You know, Cory came from a small town in Washington where there, there are few gyms. There are a limited number of people that are really serious about fitness. But what Cory's done is he's flipped that on its head. With PerFIcT, he's opened opportunities to anyone, anywhere. And, it'snot entrepreneurship, it's not even business per se. Cory's on a mission to make the world just a bit more connected, and he's doing that through PerFIcT fitness.

Cory Faulkner: We've created a social fitness platform that our trainers absolutely love. It allows them to grow their clientele, sell fitness programs and ultimately run their entire business through our app, where our goal is to help 100 million people become the PerFIcT version of themselves. Check out the page, have a look at our team, and join what 325 personal trainers are already calling the best fitness platform ever made.

PerFIcT App-Launching February 2018

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.